June 28, 2019

Christine Westbrook

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BioVie Inc.

Registration Statement on Form S-1

Filed April 30, 2019

File No. 333-231136

Dear Ms. Westbrook:

BioVie Inc. (the “Company”) hereby provides responses (the “Response Letter”) to a comment issued in a letter dated May 7, 2019 (the “Staff Letter”) regarding the Company’s Registration Statement on Form S-1 filed April 30, 2019 (the “Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Response Letter the numbered paragraph set forth below corresponds to the numbered paragraph in the Staff Letter.

Registration Statement on Form S-1 filed on April 30, 2019

Cover page

1.	We note your disclosure of a recent sale price of your common stock on the OTCQB Marketplace. Please expand your disclosure to state the expected offering price per share or method by which the offering price will be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

COMPANY RESPONSE: Concurrently with the submission of this response, the Company is filing an amendment on Form S-1/A containing the disclosures described in the Staff’s comment.

Please let me know if the Staff has any further questions or concerns with respect to the Registration Statement.

Sincerely,

Terren Peizer
Chairman and Chief Executive Officer

CC: Mitchell S. Nussbaum, Esq.